SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Sabre Holdings Corp.

(Name of Issuer)

Common

(Title of Class of Securities)

785905100

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 785905100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PRIMECAP Management Company 95-3868081

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization 225 South Lake Avenue #440, Pasadena, CA 91101

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 577,916

	6.	Shared Voting Power —0—

	7.	Sole Dispositive Power 6,850,866

	8.	Shared Dispositive Power —0—

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,850,866

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.77%

12.	Type of Reporting Person (See Instructions) IA

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2003
Date
/s/ THEO A. KOLOKOTRONES
Signature
Theo A. Kolokotrones, President
Name/Title